SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  19 )*

CONE MILLS CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

206814 10 5

(CUSIP Number)

Albert A. Woodward, Esq.

Leonard, Street And Deinard, P.A.

150 South Fifth Street

Suite 2300

Minneapolis, Minnesota  55402

(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,400

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 29,400

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the “Issuer”) on December 16, 1998.  The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002, November 26, 2002, February 5, 2003 and March 3, 2003.  This filing is the eighteenth amendment to the original Schedule 13D filing.

The Holders’ responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

Item 1.	Security and Issuer

Item 2.	Identity and Background

This statement is filed jointly by the individuals and entities identified below (collectively the “Holders”).  There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Marvin W. Goldstein has withdrawn from the Schedule 13D filing group.

1.             Marc H. Kozberg

2.             The Temple Company, L.L.P.

3.             Charmel Limited Partnership

4.             Charmel Enterprises, Inc.

5.             Richard Fitzgerald

6.             Charles Barry

7.             Melanie Barry

8.             Robert C. Klas, Sr.

9.             Edward S. Adams

10.           Oak Ridge Capital Group, Inc.

11.           Jess M. Ravich

During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Holder been a party to a civil proceeding where, as a result of such proceeding, a Holder became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The Holders incorporate by reference their disclosures in Item 4 to their original Schedule 13D and prior amendments thereto.

Item 5.	Interest in Securities of the Issuer

Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of March 4, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg (4)	253,500	1.0%
The Temple Company, L.L.P.	242,160	1.0%
Charmel Limited Partnership	793,200	3.1%
Charmel Enterprises, Inc. (2)	793,200	3.1%
Richard Fitzgerald (1)	242,160	1.0%
Charles Barry (1)(2)(3)	1,335,360	5.2%
Melanie Barry (2)	793,200	3.1%
Robert C. Klas, Sr.	529,800	2.1%
Edward S. Adams (5)	63,489	0.2%
Oak Ridge Capital Group, Inc.	50,500	0.2%
Jess M. Ravich (6)	29,400	0.1%

(1)           Includes 242,160 shares of Common Stock owned by The Temple Company, L.L.P.

(2)           Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership

(3)           Includes 300,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(4)           Includes 3,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer.

(5)           Includes 20,000 shares of Common Stock owned directly by Mr. Adams’ spouse.

(6)           Includes 29,400 shares held by Ravich 1989 Revocable Trust.

The Holders’ responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.  Cover pages have been included in this filing only to the extent a Holder’s beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

According to the Issuer’s most recent Form 10-Q filing with the SEC, the Issuer had 25,757,344 shares of Common Stock outstanding as of October 28, 2002.  The Holders, as of February 27, 2003, collectively beneficially own 2,208,549 shares of the Issuer’s Common Stock and options to purchase 3,000 shares of the Issuer’s Common Stock, constituting, in the aggregate, approximately 8.6% of the Issuer’s outstanding voting Common Stock.

The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

Name	Date	Type of Transaction	Number of Shares	Price/ Share
Jess M. Ravich (1)	03/03/2003	Buy	10,000	1.86
Jess M. Ravich (1)	03/04/2003	Buy	8,100	1.85

(1)           Ravich 1989 Revocable Trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Marvin W. Goldstein, by his withdrawing from the Section 13(d) reporting group, is no longer party to the Sharing Agreement among the Holders.

Item 7.	Material to Be Filed as Exhibits

Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

Exhibit B — Sharing and Consent Agreement *

Exhibit C — Power of Attorney (Richard Fitzgerald) *

Exhibit D — Power of Attorney (Melanie Barry) *

*              Attached as exhibits to Amendment No. 17 to this Schedule 13D, filed February 5, 2003

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2003

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg
Marc H. Kozberg			By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive Officer
THE TEMPLE COMPANY, L.L.P.

By:	/s/*		/s/*
	Charles Barry, a partner		Jess Ravich

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

	By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

* By Marc H. Kozberg, Attorney-in-Fact

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg
Marc H. Kozberg			By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive Officer
THE TEMPLE COMPANY, L.L.P.

By:	/s/*		/s/*
	Charles Barry, a partner		Jess Ravich

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

	By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

*By Marc H. Kozberg, Attorney-in-Fact